SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 11

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street	1000 Canterra Tower
Suite 1750, P.O. Box 258	400 Third Avenue S.W.
Toronto, Ontario M5K 1J5	Calgary, Alberta T2P 4H2
(416) 777-4700	(403) 232-9500

     This Amendment No. 11 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada, which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
     Pursuant to a Notice of Variation and Extension, dated August 8, 2006 (the “Notice of Variation and Extension”), Canadian Superior amended its offer to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern Petroleum Ltd. (“Canada Southern”), to provide that the amended offer was being made at a price per share of, at the election of each Canada Southern shareholder, either:
     (a)   Cdn.$2.50 in cash, 2.0 common shares of Canadian Superior and one special exchangeable share of Canadian Superior (the “Participating Consideration”); or
     (b)   Cdn.$2.50 in cash and 2.75 common shares of Canadian Superior (the “Original Consideration”).
     The amended offer is subject to the terms and conditions set forth in the Notice of Variation and Extension and the Amended Letter of Transmittal and Election Form, each of which has been filed as an amendment to the Schedule TO.
Item 11.     Additional Information.
Item 11 of the Schedule TO is amended by supplementing Section 1 of the Notice of Variation and Extension, “Recent Developments”, with the following:
On August 19, 2006, Canadian Oil Sands Trust announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd., had taken up 9.8 million common shares of Canada Southern validly deposited under Canadian Oil Sands Trust’s offer. Canadian Oil Sands Trust announced that such shares represented approximately 65 percent of the outstanding common shares of Canada Southern.
Under Canadian Superior’s amended offer, it is a condition to the payment of the Participating Consideration that no other offeror takes up and pays for 50.1% or more of the outstanding common shares of Canada Southern prior to the Expiry Time (as defined in the Notice of Extension and Variation). Since Canadian Oil Sands Trust has announced that it has taken up greater than 50.1% of the outstanding common shares of Canada Southern, Canadian Superior will not pay the Participating Consideration to shareholders of Canada Southern who have elected to receive the Participating Consideration.
Under Canadian Superior’s amended offer, shareholders of Canada Southern that elect to receive the Participating Consideration are required to make a further election, to take effect if the conditions to payment of the Participating Consideration are not met, to (i) withdraw and require the return of their Canada Southern common shares or (ii) receive the Original Consideration. If no such election is made, such shareholders will be deemed to have elected to receive the Original Consideration.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006	CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
	By:	/s/ Richard Watkins
		Name:	Richard Watkins
		Title:	President

CANADIAN SUPERIOR ENERGY INC.
	By:	/s/ Michael E. Coolen
		Name:	Michael E. Coolen
		Title:	President